Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2006	2005	2004	2003	2002
	(in millions)
Income (loss) before income taxes	$377	$428	$355	$39	$(151)
Equity in losses of equity-method investees	—	—	—	—	4

Net income (loss) before equity in losses of equity-method investees	377	428	355	39	(146)

Plus fixed charges:
Interest expense including amortization of debt issuance costs	78	92	107	130	143
Assumed interest element included in rent expense	16	5	4	6	6

	94	97	111	136	149

Adjusted earnings	471	525	466	175	3
Fixed charges	(94)	(97)	(111)	(136)	(149)

Excess (deficiency) of earnings to cover fixed charges	$377	$428	$355	$39	$(146)

Ratio of earnings to fixed charges (1)	5.01	5.41	4.20	1.29	0.02

(1)	The ratio of earnings to fixed charges is computed by dividing (i) income (loss) before income taxes and losses from equity interests, plus fixed charges by (ii) fixed charges.